Exhibit 99.1

Uxin Reports Unaudited First Quarter of Fiscal Year 2023 Financial Results

BEIJING, September 30, 2022 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced its unaudited financial results for the first quarter ended June 30, 2022.

Highlights for the Quarter Ended June 30, 2022

•
Total revenues were RMB626.2 million (US$93.5 million) for the three months ended June 30, 2022, an increase of 23.8% from RMB505.7 million in the last quarter and an increase of 125.4% from RMB277.8 million in the same period last year.
•
Transaction volume was 5,475 units for the three months ended June 30, 2022, an increase of 29.4% from 4,231 units in the last quarter and an increase of 81.8% from 3,011 units in the same period last year.
•
Retail transaction volume was 2,407 units, an increase of 30.2% from 1,848 units in the last quarter and an increase of 254.5% from 679 units in the same period last year.
•
Gross margin was 1.1% for the three months ended June 30, 2022, compared with 0.2% in the last quarter and 4.0% in the same period last year.
•
Loss from operations was RMB96.6 million (US$14.4 million) for the three months ended June 30, 2022, compared with RMB109.5 million in the last quarter and RMB50.7 million in the same period last year.
•
Non-GAAP adjusted loss from operations was RMB84.9 million (US$12.7 million) for the three months ended June 30, 2022, compared with RMB96.1 million in the last quarter and RMB44.6 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We maintained our growth momentum during this quarter as our retail transaction volume increased by 30.2% quarter over quarter and 254.5% year over year to 2,407 units. In Xi’an and Hefei, where our two IRCs are located, our regional market share leadership continued to expand. At the same time, our NPS remained at an industry leading level of 60 in the quarter, testifying the broad acknowledgement of our high quality used car offerings and services. To further improve our customers’ shopping experience, we launched the National Standard Vehicle Dashboard for our customers to understand the vehicle conditions more intuitively and make purchasing decision more efficiently. Additionally, as we continued to optimize business processes, we have significantly reduced our vehicles’ reconditioning time and retail turnover days compared to a year ago.

Mr. Dai continued, “The Ministry of Commerce, together with 16 other relevant departments, had been implementing a series of business- and tax-oriented supportive policies to boost the used car industry in China, most of which will become effective on October 1, 2022. Well-branded, large-scale, and compliant used car companies like Uxin will benefit greatly from these policies. As the leader in China’s used car e-commerce business, we are well-positioned to sustain our high-quality growth on the back of the industry tailwind.”

Mr. John Lin, Chief Financial Officer of Uxin, said: “Our total revenue for the first fiscal quarter reached RMB626.2 million, growing 23.8% quarter over quarter and 125.4% year over year. In particular, our retail revenue in the quarter increased by 9.1% quarter over quarter and 279.7% year over year to RMB348.4 million. Driven by inventory optimization, our gross profit margin started to recover and is expected to continue growing in the following quarters. Additionally, we further strengthened our balance sheet by completing the issuance of Class A ordinary shares to ClearVue at a price of $1.03 per ADS in exchange for fully releasing the Company’s obligations under the convertible promissory note with an aggregrate principal amount of USD$12.6 million. ”

Financial Results for the Quarter Ended June 30, 2022

Total revenues were RMB626.2 million (US$93.5 million) for the three months ended June 30, 2022, an increase of 23.8% from RMB505.7 million in the last quarter and an increase of 125.4% from RMB277.8 million in the same period last year. The increases were driven by the growth of total transaction volume.

Retail vehicle sales revenue was RMB348.4 million(US$52.0 million) for the three months ended June 30, 2022, representing an increase of 9.1% from RMB319.3 million in the last quarter and an increase of 279.7% from RMB91.7 million in the same period last year. For the three months ended June 30, 2022, retail transaction volume was 2,407 units, an increase of 30.2% from 1,848 units last quarter and an increase of 254.5% from 679 units in the same period last year. The increases were driven by the growth of retail transaction volume as the Company’s Hefei IRC maintained its steady growth while its Xi’an IRC continued to recover from COVID-induced disruptions. The increases were partially offset by slight decreases in average selling prices as the Company started shifting its focus towards mid-range priced vehicles. The increased sales volume of mid-range priced vehicles and the promotion programs the Company launched to boost the sales of its higher priced vehicles led to a lower average selling price in the quarter.

Wholesale vehicle sales revenue was RMB264.0 million (US$39.4 million) for the three months ended June 30, 2022, compared with RMB179.7 million in the last quarter and RMB176.6 million in the same period last year. For the three months ended June 30, 2022, wholesale transaction volume was 3,068 units, representing an increase of 28.7% from 2,383 units last quarter and an increase of 31.6% from 2,332 units in the same period last year. Wholesale vehicle sales refers to the vehicles the Company purchased from individuals but did not meet the Company’s retail standards thus were wholesaled through online and offline channels. With the gradual recovery from the COVID-19 resurgence in last quarter, the Company purchased more vehicles from individuals in this quarter, resulting in more wholesale vehicle sales.

Other revenue was RMB13.8 million (US$2.1 million) for the three months ended June 30, 2022, compared with RMB6.8 million in the last quarter and RMB9.5 million in the same period last year.

Cost of revenues was RMB619.4 million (US$92.5 million) for the three months ended June 30, 2022, compared with RMB504.6 million in the last quarter and RMB266.7 million in the same period last year.

Gross margin was 1.1% for the three months ended June 30, 2022, compared with 0.2% in the last quarter and 4.0% in the same period last year. In order to better meet the changes in customers' preference and improve the inventory turnover, the Company has been continuously optimizing its inventory structure, and started to shift its focus towards mid-range priced vehicles. The increased sales volume of mid-ranged priced vehicles and the promotion programs the Company launched to boost the sales of its higher priced vehicles led to a lower average selling price in the quarter. In addition, the Company started writing down the higher priced vehicles in its inventory that were unsold since last quarter, leading to the decrease of gross margin compared with the same period of last year.

Total operating expenses were RMB119.0 million (US$17.8 million) for the three months ended June 30, 2022. Total operating expenses excluding the impact of share-based compensation were RMB107.3 million.

•
Sales and marketing expenses were RMB64.8 million (US$9.7 million) for the three months ended June 30, 2022, compared with RMB67.8 million in the last quarter and an increase of 53.7% from RMB42.2 million in the same period last year. The year-over-year increase was mainly due to increases in performance incentives for the sales teams and vehicle transaction costs as a result of higher transaction volume. In addition, the Company also recorded increased brand promotion expenses in Xi’an and Hefei where the Company’s IRCs are located. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•
General and administrative expenses were RMB45.6 million (US$6.8 million) for the three months ended June 30, 2022, representing an increase of 11.8% from RMB40.7 million in the last quarter and an increase of 18.8% from RMB38.3 million in the same period last year. The quarter-over-quarter increase was mainly due to the increase of professional fees. The year-over-year increase was mainly due to the impact of share-based compensation. General and administrative expenses excluding the impact of share-based compensation were RMB33.9 million.

•
Research and development expenses were RMB9.0 million (US$1.3 million) for the three months ended June 30, 2022, representing an increase of 6.2% from RMB8.4 million in the last quarter and an increase of 7.5% from RMB8.3 million in the same period last year. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

Loss from operations was RMB96.6 million (US$14.4 million) in the three months ended June 30, 2022, compared with RMB109.5 million for the last quarter and RMB50.7 million in the same period last year.

Non-GAAP adjusted loss from operations which excludes the impact of share-based compensation was RMB84.9 million (US$12.7 million) in the three months ended June 30, 2022, compared with RMB96.1 million in the last quarter and RMB44.6 million for the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a gain of RMB252.2 million (US$37.7 million) for the three months ended June 30, 2022, compared with a gain of RMB476.8 million in the last quarter. The impact was mainly due to the fair value change of the warrants and forward contracts issued in connection with the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net income/ (loss) from operations was net income of RMB160.0 million (US$23.9 million) for the three months ended June 30, 2022, compared with net income of RMB360.8 million for the last quarter and net loss of RMB69.2 million for the same period last year.

Non-GAAP adjusted net loss from operations was RMB80.5 million (US$12.0 million) for the three months ended June 30, 2022, compared with RMB102.6 million in the last quarter and RMB63.1 million in the same period last year.

Liquidity

As of June 30, 2022, the Company had RMB88.2 million (US$13.2 million) in cash and cash equivalents. The cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. The Company has been incurring losses from operations since the inception. The Company incurred loss from operations of RMB96.6 million (US$14.4 million) in three months ended June 30, 2022. Net current liabilities amounted to RMB265.3 million (US$39.6 million) as of June 30, 2022.

The Company is entitled to receive a total amount of investment of US$100 million from NIO Capital for the senior convertible preferred shares, payable in multiple installments due before June 2023.The Company also issued Class A ordinary shares to 58.com Holdings Inc. (“58.com”) and ClearVue UXin Holdings, Ltd. (“ClearVue”) in exchange for the full release of the Company’s obligations under the previously issued convertible notes which was further modified in July 2021. Concurrently, in order to settle a long-term borrowing, the Company entered into a loan agreement (which pledges an equity interest in an investment) for a total of RMB290 million with a third party. Meanwhile, the Company continues to optimize the cost and expense structure to improve the capital and operating efficiency of the business process. Considering all the actions mentioned above, which have alleviated the substantial doubt of its ability to continue as a going concern, the Company believes that its current cash and cash equivalents, and cash proceeds received (or to be received) from the recent financing transactions will be sufficient to meet its anticipated working capital requirements and maturing debt obligations within the next twelve months of operations.

Additionally, the Company has consideration payable to WeBank and long-term debt that will become due after the next twelve months of operations upon this earning release date. These obligations, the rental commitment post completion of Hefei IRC and the likelihood that the Company will continue to incur net losses and negative operating cash flows will impact its liquidity. Concurrently, as part of the shares subscription agreement the Company entered into with NIO Capital and Joy Capital (the “Investors”) in June 2021, the Investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. Management’s plan to sustain sufficient liquidity despite the existence of these obligations and ongoing working capital needs includes: (i) negotiating with the Investors to exercise their warrants; and (ii) restructuring existing obligations to reduce cash payments; and (iii) working on several other initiatives to further improve its working capital efficiency.

Recent Development

On August 29, 2022, the Company announced that it has issued 36,699,029 Class A ordinary shares, par value US$0.0001 per share, of the Company (equivalent to approximately 12,233,010 American Depositary Shares (“ADSs”)) to ClearVue UXin Holdings, Ltd. (“ClearVue”) in exchange for the full release of the Company’s obligations under the convertible promissory note issued to ClearVue on June 10, 2019 (such note, as amended, the “ClearVue Note”) in an aggregate principal amount of US$12.6 million. These shares were issued at a price equivalent to US$1.03 per ADS. The ClearVue Note was extinguished upon such issuance of shares.

Business Outlook

For the three months ending September 30, 2022, the Company expects its retail transaction volume to be around 3,000 units, representing an increase of 25% quarter over quarter and an increase of 192% year over year. The average selling price (ASP) for retailed cars is expected to be around RMB119,000. The Company also expects its wholesale transaction volume to be around 2,800 units with ASP expected to be around RMB82,000. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and value-add-services revenue to be in the range of RMB590 million to RMB610 million. These forecasts reflect our current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

The Company’s management will host an earnings conference call on September 30, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to https://s1.c-conf.com/DiamondPass/10025601-fr75uh.html. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until October 7, 2022. The dial-in details for the replay are as follows:

U.S.: +1 855 883 1031

China: +86 400 1209 216

Replay PIN: 10025601

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq:UXIN) is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from continuing operations and adjusted net loss from continuing operations and adjusted net loss from continuing operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations as loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations as net loss from continuing operations excluding the impact of share-based compensation and the fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain. The Company defines adjusted net loss from continuing operations per share – basic and diluted as net loss from continuing operations per share excluding the impact of share-based compensation and the fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and to formulate business plans. Adjusted net loss from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain, which are non-cash charge or credits.. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and the fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and are not reflected in the presentation of adjusted net loss from continuing operations, and adjusted net loss from continuing operations per share – basic and diluted. Further, non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, representing the index rate as of June 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Revenues
Retail vehicle sales	91,745	348,393	52,014
Wholesale vehicle sales	176,591	263,956	39,408
Others	9,482	13,821	2,063
Total revenues	277,818	626,170	93,485

Cost of revenues	(266,689)	(619,411)	(92,476)
Gross profit	11,129	6,759	1,009

Operating expenses
Sales and marketing	(42,159)	(64,798)	(9,674)
General and administrative	(38,347)	(45,575)	(6,804)
Research and development	(8,338)	(8,960)	(1,338)
Reversal of credit losses, net	5,476	377	56
Total operating expenses	(83,368)	(118,956)	(17,760)

Other operating income, net	21,542	15,580	2,326

Loss from operations	(50,697)	(96,617)	(14,425)

Interest income	3,045	270	40
Interest expenses	(18,389)	(5,448)	(813)
Other income	1,114	14,249	2,127
Other expenses	(818)	(1,727)	(258)
Foreign exchange losses	(3,723)	(2,748)	(410)
Fair value impact of the issuance of senior convertible preferred shares (i)	—	252,190	37,651
(Loss)/income before income tax expense	(69,468)	160,169	23,912
Income tax expense	—	(151)	(23)
Equity in income/ (losses) of affiliates	276	(38)	(6)
Net (loss)/income, net of tax	(69,192)	159,980	23,883
Less: net loss attributable to non-controlling interests shareholders	—	(3)	—
Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(69,192)	159,983	23,883

Net (loss)/income	(69,192)	159,980	23,883
Foreign currency translation, net of tax nil	24,870	(58,660)	(8,758)

Total comprehensive (loss)/income	(44,322)	101,320	15,125
Less: total comprehensive loss attributable to non-controlling interests shareholders	—	(3)	—
Total comprehensive (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(44,322)	101,323	15,125

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(69,192)	159,983	23,883
Weighted average shares outstanding – basic	1,116,946,693	1,189,841,431	1,189,841,431
Weighted average shares outstanding – diluted	1,116,946,693	1,193,043,619	1,193,043,619

Net (loss)/income per share for ordinary shareholders, basic	(0.06)	0.09	0.01
Net (loss)/income per share for ordinary shareholders, diluted	(0.06)	0.09	0.01

(i) In June 2021, we entered into a share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million, US$10 million and US$7.5 million were received in November 2021, in March and June 2022, respectively. For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. According to U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities or assets at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB252.2 million (US$37.7 million).

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of June 30,
	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	128,021	88,189	13,166
Restricted cash	8,276	4,691	700
Accounts receivable, net	832	1,386	210
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB324,371 and RMB323,190 as of March 31, 2022 and June 30, 2022, respectively	54,888	50,599	7,554
Other receivables, net of provision for credit losses of RMB30,251 and RMB29,581 as of March 31, 2022 and June 30, 2022, respectively	166,006	164,808	24,605
Inventory, net	426,257	378,889	56,567
Forward contract assets (i)	36	19,640	2,932
Prepaid expenses and other current assets	90,012	63,010	9,407
Total current assets	874,328	771,212	115,141

Non-current assets
Property, equipment and software, net	34,531	36,097	5,389
Long term investments	288,756	288,718	43,104
Other non-current assets (ii)	24,000	21,000	3,135
Right-of-use assets, net	29,584	24,590	3,671
Total non-current assets	376,871	370,405	55,299

Total assets	1,251,199	1,141,617	170,440

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	92,534	83,821	12,514
Guarantee liabilities	179	111	17
Warrant liabilities (i)	196,390	416	62
Other payables and other current liabilities (iii)	674,333	611,097	91,235
Current portion of long-term borrowings	233,000	233,000	34,786
Current portion of long-term debt (iv)	102,206	108,054	16,132
Total current liabilities	1,298,642	1,036,499	154,746

Non-current liabilities
Consideration payable to Webank (v)	107,642	79,041	11,801
Operating lease liabilities	10,866	11,003	1,643
Long-term debt (iv)	817,648	864,428	129,056
Total non-current liabilities	936,156	954,472	142,500

Total liabilities	2,234,798	1,990,971	297,246

Mezzanine equity
Senior convertible preferred shares ( US$0.0001 par value, 1,000,000,000 shares authorized as of March 31, 2022 and June 30, 2022, respectively; 400,524,323 and 422,371,104 shares issued and outstanding as of March 31, 2022 and June 30, 2022, respectively) (i)	526,484	547,719	81,772
Total Mezzanine equity	526,484	547,719	81,772

Shareholders’ deficit
Ordinary shares	782	782	117
Additional paid-in capital	14,254,109	14,265,799	2,129,828
Accumulated other comprehensive income	288,461	229,801	34,308
Accumulated deficit	(16,053,272)	(15,893,289)	(2,372,806)

Total Uxin’s shareholders’ deficit	(1,509,920)	(1,396,907)	(208,553)
Non-controlling interests	(163)	(166)	(25)
Total shareholders’ deficit	(1,510,083)	(1,397,073)	(208,578)

Total liabilities, mezzanine equity and shareholders’ deficit	1,251,199	1,141,617	170,440

(i) In June 2021, we entered into a share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. According to U.S.GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities, respectively, with subsequent fair value change to be charged into the profit and loss.

The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million , US$10 million and US$7.5 million were received in November 2021, March and June 2022, respectively, For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. The corresponding fair value was transferred from forward contract liabilities to mezzanine equity on the same day.

(ii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iii) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of our suppliers, in order to settle all payables due to this supplier, a total of RMB56.1 million will be waived after full payment is made by us as long as we make payments on schedule. As of June 30, 2022, a total of RMB105.2 million was recorded and the last payment will be made by December 2022. Currently, we made the payments on schedule.

(iv) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

(v) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments will be waived (represents present value of RMB42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income. As of June 30, 2022, total outstanding payables was RMB132.8 million, out of which RMB53.8 million was recorded in “consideration payable to WeBank” and the remaining was recorded in “other payables and other current liabilities”

* Share-based compensation charges are as follows:

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Cost of revenues	—	—	—
Sales and marketing	—	—	—
General and administrative	6,142	11,690	1,745
Research and development	—	—	—

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Loss from operations	(50,697)	(96,617)	(14,425)
Add: Share-based compensation expenses	6,142	11,690	1,745
- Cost of revenues	—	—	—
- Sales and marketing	—	—	—
- General and administrative	6,142	11,690	1,745
- Research and development	—	—	—

Non-GAAP adjusted loss from operations	(44,555)	(84,927)	(12,680)

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Net (loss)/ income from operations	(69,192)	159,980	23,883

Add: Share-based compensation expenses	6,142	11,690	1,745
- Cost of revenues	—	—	—
- Sales and marketing	—	—	—
- General and administrative	6,142	11,690	1,745
- Research and development	—	—	—
Fair value impact of the issuance of senior convertible preferred shares	—	(252,190)	(37,651)

Non-GAAP adjusted net loss from operations	(63,050)	(80,520)	(12,023)

Net (loss)/income from operations per share – basic	(0.06)	0.09	0.01
Net (loss)/income from operations per share – diluted	(0.06)	0.09	0.01
Non-GAAP adjusted net loss from operations per share – basic	(0.06)	(0.07)	(0.01)
Non-GAAP adjusted net loss from operations per share – diluted	(0.06)	(0.07)	(0.01)
Weighted average shares outstanding – basic	1,116,946,693	1,189,841,431	1,189,841,431
Weighted average shares outstanding – diluted	1,116,946,693	1,193,043,619	1,193,043,619

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.6981 as of June 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.